BANKINTER

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Institutional Relations

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

04 MAR 18 AM 7:21

82-2972

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

04010679

February, 16th 2004

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Please find enclosed document pertaining to the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2003

- Balance Sheet as of October, November, December 2003, (Spanish Banking Committee) Reports # 1,2,3
- P&L December 2003 Spanish Banking Committee) Report # 4
- 3rd quarterly dividend for 2003(Stock exchange, press release, official gazette) Report # 5
- December 2003 financial Summary, Report # 6

Yours sincerely,

José Luis Vega
Director

dlw 3/18

If you need further information about us visit: https://www.ebankinter.com/webcorporativa

04 MAR 18 AM 7:21

31 de octubre de 2003

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		146.316
1.1. Caja	58.161	
1.2. Banco de España	66.233	
1.3. Otros bancos centrales	21.922	
2. DEUDAS DEL ESTADO (a)		3.816.898
3. ENTIDADES DE CRÉDITO		2.136.060
3.1. A la vista	201.762	
3.2. Otros créditos	1.934.298	
4. CRÉDITOS SOBRE CLIENTES		15.916.519
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		893.987
5.1. De emisión pública	8.436	
5.2. Otros emisores	885.551	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		60.317
7. PARTICIPACIONES		26.214
7.1. En entidades de crédito	0	
7.2. Otras participaciones	26.214	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		94.516
8.1. En entidades de crédito	0	
8.2. Otras	94.516	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		104.862
10.1. Terrenos y edificios de uso propio	40.812	
10.2. Otros inmuebles	9.173	
10.3. Mobiliario, instalaciones y otros	54.877	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.231
Pro memoria: nominal		1.419
13. OTROS ACTIVOS		659.287
14. CUENTAS DE PERIODIFICACION		89.665
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		23.955.872
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		4.938.943
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	4.805.774	
1.4. Otros pasivos contingentes	133.169	

PASIVO

		Miles de Euros
1. ENTIDADES DE CREDITO		4.532.593
1.1. A la vista	175.768	
1.2. A plazo o con preaviso	4.356.825	
2. DEBITOS A CLIENTES		15.678.161
2.1. Depósitos de ahorro	11.953.826	
2.1.1. A la vista	6.026.573	
2.1.2. A plazo	5.927.253	
2.2. Otros débitos	3.724.335	
2.2.1. A la vista	0	
2.2.2. A plazo	3.724.335	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.331.459
3.1. Bonos y obligaciones en circulación	148.001	
3.2. Pagarés y otros valores	1.183.458	
4. OTROS PASIVOS		673.736
5. CUENTAS DE PERIODIFICACION		205.815
6. PROVISIONES PARA RIESGOS Y CARGAS		224.796
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	224.796	
6. bis. FONDO PARA RIESGOS GENERALES		7.925
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		567.286
9. CAPITAL SUSCRITO		113.916
10. PRIMAS DE EMISION		247.543
11. RESERVAS		350.415
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		0
TOTAL PASIVO		23.955.872
CUENTAS DE ORDEN		
2. COMPROMISOS		4.044.448
2.1. Cesiones temporales con opción de recompra	0	
2.2. Disponibles por terceros	4.017.174	
2.3. Otros compromisos	27.274	
SUMA CUENTAS DE ORDEN		8.983.391

31 de noviembre de 2003

ACTIVO

		Miles de Euros
1. CAJA Y DEPOSITOS EN BANCOS CENTRALES		272.872
1.1. Caja	49.564	
1.2. Banco de España	203.384	
1.3. Otros bancos centrales	19.924	
2. DEUDAS DEL ESTADO (a)		4.336.120
3. ENTIDADES DE CRÉDITO		2.839.535
3.1. A la vista	122.345	
3.2. Otros créditos	2.717.190	
4. CRÉDITOS SOBRE CLIENTES		16.176.060
Pro-memoría: Entidades de contrapartida central	0	
5. OBLIGACIONES Y OTROS VALORES DE RENTA FIJA		127.619
5.1. De emisión pública	8.363	
5.2. Otros emisores	119.256	
Pro memoria: títulos propios	0	
6. ACCIONES Y OTROS TITULOS DE RENTA VARIABLE		61.165
7. PARTICIPACIONES		26.214
7.1. En entidades de crédito	0	
7.2. Otras participaciones	26.214	
8. PARTICIPACIONES EN EMPRESAS DEL GRUPO		94.515
8.1. En entidades de crédito	0	
8.2. Otras	94.515	
9. ACTIVOS INMATERIALES		0
9.1. Gastos de constitución	0	
9.2. Otros gastos amortizables	0	
10. ACTIVOS MATERIALES		104.618
10.1. Terrenos y edificios de uso propio	40.792	
10.2. Otros inmuebles	9.370	
10.3. Mobiliario, instalaciones y otros	54.456	
11. CAPITAL SUSCRITO NO DESEMBOLSADO		0
11.1. Dividendos pasivos reclamados no desembolsados	0	
11.2. Resto	0	
12. ACCIONES PROPIAS		11.231
Pro memoria: nominal		1.419
13. OTROS ACTIVOS		691.723
14. CUENTAS DE PERIODIFICACION		96.704
15. PERDIDAS DEL EJERCICIO		0
TOTAL ACTIVO		24.838.376
CUENTAS DE ORDEN		
1. PASIVOS CONTINGENTES		5.174.941
1.1. Redescuentos, endosos y aceptaciones	0	
1.2. Activos afectos a diversas obligaciones	0	
1.3. Fianzas, avales y cauciones	5.025.089	
1.4. Otros pasivos contingentes	149.852	

PASIVO		Miles de Euros
1. ENTIDADES DE CREDITO		4.948.621
1.1. A la vista	204.620	
1.2. A plazo o con preaviso	4.744.001	
2. DEBITOS A CLIENTES		16.200.483
2.1. Depósitos de ahorro	12.302.050	
2.1.1. A la vista	6.165.641	
2.1.2. A plazo	6.136.409	
2.2. Otros débitos	3.898.433	
2.2.1. A la vista	0	
2.2.2. A plazo	3.898.433	
Pro-memoria:Entidades de contrapartid	0	
3. DEBITOS REPRESENTADOS POR VALORES NEGOCIABLES		1.341.160
3.1. Bonos y obligaciones en circulación	148.001	
3.2. Pagarés y otros valores	1.193.159	
4. OTROS PASIVOS		599.516
5. CUENTAS DE PERIODIFICACION		217.099
6. PROVISIONES PARA RIESGOS Y CARGAS		222.724
6.1. Fondos de pensionistas	0	
6.2. Provisión para impuestos	0	
6.3. Otras provisiones	222.724	
6. bis. FONDO PARA RIESGOS GENERALES		7.925
7. BENEFICIOS DEL EJERCICIO		0
8. PASIVOS SUBORDINADOS		567.286
9. CAPITAL SUSCRITO		113.916
10. PRIMAS DE EMISION		247.004
11. RESERVAS		350.415
12. RESERVAS DE REVALORIZACION		22.227
13. RESULTADOS DE EJERCICIOS ANTERIORES		0
TOTAL PASIVO		24.838.376
CUENTAS DE ORDEN		
2. COMPROMISOS		4.174.623
2.1. Cesiones temporales con opción de recompra .	0	
2.2. Disponibles por terceros	4.162.097	
2.3. Otros compromisos	12.526	
SUMA CUENTAS DE ORDEN		9.349.564

0128 2003

GRUPO BANKINTER DICIEMBRE

ACTIVO	(Miles de euros redondeados)
1. Caja y depósitos en bancos centrales	**164.900**
1.1. Caja	64.099
1.2. Banco de España	79.326
1.3. Otros bancos centrales	21.475
2. Deudas del Estado (incluye los Certificados del BE)	**3.957.138**
3. Entidades de crédito	**2.140.336**
3.1. A la vista	95.532
3.2. Otros créditos	2.044.804
4. Créditos sobre clientes	**16.466.953**
Pro-memoría: Entidades de contrapartida central	0
5. Obligaciones y otros valores de renta fija	**39.062**
5.1. De emisión pública	9.421
5.2. Otros emisores	29.641
Promemoria : títulos propios	0
6. Acciones y otros títulos de renta variable	**55.267**
7. Participaciones	**56.230**
7.1. En entidades de crédito	0
7.2. Otras participaciones	56.230
8. Participaciónes en empresas del grupo	**77.218**
8.1. En entidades de crédito	0
8.2. Otras	77.218
9. Activos inmateriales	**0**
9.1. Gastos de constitución y de primer establecimiento	0
9.2. Otros gastos amortizables	0
9 Bis Fondo de comercio de consolidacion	**10.623**
9 bis 1. Por integración global y proporcional	0
9 bis 2. Por puesta en equivalencia	10.623
10. Activos materiales	**127.388**
10.1. Terrenos y edificios de uso propio	40.147
10.2. Otros inmuebles	30.706
10.3. Mobiliario, instalaciones y otros	56.535
11. Capital suscrito no desembolsado	**0**
11.1. Dividendos pasivos reclamados no desembolsad(	0
11.2. Resto	0
12. Acciones propias	**11.965**
Promemoria : nominal	0
13. Otros activos	**666.551**
14. Cuentas de periodificación	**125.067**
15. Pérdidas en sociedades consolidadas	**31.092**
15.1. Por integración global y proporcional	11.437
15.2. Por puesta en equivalencia	19.655
15.3. Por diferencias de conversión	0
16. Pérdidas consolidadas del ejercicio	**0**
16.1. Del grupo	0
16.2. De minoritarios	0
TOTAL ACTIVO	23.929.790

PASIVO	
1. Entidades de crédito	**3.477.344**
1.1. A la vista	108.648
1.2. A plazo o con preaviso	3.368.696
2. Débitos a clientes	**12.787.021**
2.1. Depósitos de ahorro	8.347.594
2.1.1. A la vista	5.977.145
2.1.2. A plazo	2.370.449
2.2. Otros débitos	4.439.427
2.2.1. A la vista	0
2.2.2. A plazo	4.439.427
Pro-memoria:Entidades de contrapartida central	0
3. Débitos representados por valores negociables	**4.907.576**
3.1. Bonos y obligaciones en circulación	3.030.614
3.2. Pagarés y otros valores	1.876.962
4. Otros pasivos	**674.248**
5. Cuentas de periodificación	**207.586**
6. Provisiones para riesgos y cargas	**279.359**
6.1. Fondo de pensionistas	20.900
6.2. Provisión para impuestos	0
6.3. Otras provisiones	258.459
6 bis. Fondo para riesgos bancarios generales	**7.925**
6 Ter. Diferencia negativa de consolidación	**55**
6. ter 1. Por integración global y proporcional	55
6. ter 2. Por puesta en equivalencia	0
7. Beneficios consolidados del ejercicio	**148.782**
7.1. Del grupo	133.042
7.2. De minoritarios	15.740
8. Pasivos subordinados	**297.767**
8 bis. Intereses minoritarios	**269.519**
9. Capital suscrito	**113.916**
10.Primas de emisión	**247.004**
11.Reservas	**421.272**
12.Reservas de revalorización	**22.227**
12 bis. Reservas en sociedades consolidadas	**68.189**
12 bis 1. Por integración global y proporcional	14.331
12 bis 2. Por puesta en equivalencia	53.858
12 bis 3. Por diferencias de conversión	0
13.Resultados de ejercicios anteriores	**0**
TOTAL PASIVO	**23.929.790**
CUENTAS DE ORDEN	
1. Pasivos contingentes	**1.719.075**
1.1. Redescuentos, endosos y aceptaciones	0
1.2. Activos afectos a diversas obligaciones	0
1.3. Fianzas, avales y cauciones	1.565.446
1.4. Otros pasivos contingentes	153.629
2. Compromisos	**4.357.263**
2.1. Cesiones temporales con opción de recompra	0
2.2. Disponibles por terceros	4.326.639
2.3. Otros compromisos	30.624
SUMA CUENTAS DE ORDEN	**6.076.338**

	(Miles de euros redondead
1. Intereses y rendimientos asimilados	886.273
De los que: De la cartera de renta fija	165.359
2. Intereses y cargas asimiladas	484.565
3. Rendimiento de la cartera de renta variable	9.487
3.1 De acciones y otros títulos de renta variable	4.050
3.2 De participaciones	437
3.3 De participaciones en el grupo	5.000
A) MARGEN DE INTERMEDIACION	**411.195**
4. Comisiones percibidas	198.195
5. Comisiones pagadas	45.775
6. Resultados de operaciones financieras	29.494
B) MARGEN ORDINARIO	**593.109**
7. Otros productos de explotación	12.477
8. Gastos generales de administración	291.378
8.1 De personal	159.906
De los que:	
Sueldos y salarios	113.434
Cargas sociales	27.619
De las que: Pensiones	2.532
8.2 Otros gastos administrativos	131.472
9. Amortización y saneamiento de activos materiales o inmateriales	16.961
10. Otras cargas de explotación	4.766
C) MARGEN DE EXPLOTACION	**292.481**
11. Resultados netos generados por Sociedades puestas en equivalencia.	24.739
11.1 Participación en beneficios de sociedades puestas en equivalencia	32.730
11.2 Participación en pérdidas de sociedades puestas en equivalencia	2.130
11.3 *Correcciones de valor por cobro de dividendos*	5.861
12. Amortización del fondo de comercio de consolidación	2.628
13. Beneficios por operaciones grupo	75.539
13.1 Beneficios por enajenación de participaciones en entidades consolid. por integr. global y proporcional	0
13.2 Beneficios por enajenación de participaciones puestas en equivalencia	61.324
13.3 Beneficios por operaciones con acciones de la sociedad dominante y con Pasivos financieros emitidos por el grupo	14.215
13.4 Reversión de diferencias negativas de consolidación	0
14. Quebrantos por operaciones grupo	11.323
14.1 Pérdidas por enajenación de participaciones en entidades consolidadas por integración global y proporcional	0 0
14.2 Pérdidas por enajenación de participaciones puestas en equivalencia	
14.3 Pérdidas por operaciones con acciones de la sdad. dominante y con Pasivos financieros emitidos por el grupo	11.323
15. Amortización y provisiones para insolvencias (neto)	131.476
16. Saneamiento de inmovilizaciones financieras (neto)	-251
17. Dotación al fondo para riesgos bancarios generales	-24
18. Beneficios extraordinarios	23.484
19. Quebrantos extraordinarios	57.291
D) RESULTADO ANTES DE IMPUESTOS	**213.800**
20. Impuesto sobre beneficios	65.018
21. Otros impuestos	0
E) RESULTADO CONSOLIDADO DEL EJERCICIO	**148.782**
E.1 Resultado atribuido a la minoría	15.740
E.2 Resultado atribuido al grupo	133.042

BANKINTER

Institutional Relations

Avda. de Bruselas, 12
Arroyo de la Vega
28100 Alcobendas (Madrid)

Telephone: +34 91 623 43 41/36
Fax: +34 91 657 86 73
E-mail: jlvegar@bankinter.es

NEWS RELEASE *From: BANKINTER,S.A.*

Contact: Jose Luis Vega Tel: + 34 91 6234341
jlvegar@bankinter.es
Maru Alonso Tel : + 34 91 6234336
mlalonso@bankinter.es

BANKINTER PAYS ITS THIRD 2003 INTERIM DIVIDEND

Madrid, December 17th 2003 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on January 3Thr 2003, it will pay its third 2003 interim dividend of 0.247812 Euros gross per share representing a net amount of 0.2106020 Euros.

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.

04 MAR 18 AM 7:21

4th quarter
december: 2003
financial summary

BANKINTER
www.ebankinter.com

1.Financial highlights


bankinter.com

Thousands of €	12/31/2003	12/31/2002	%	12/31/2003 Million US$ (1)
BALANCE SHEET				
Total assets	23,929,790	22,653,307	5.63	30,223.32
Credit facilities and loans	16,466,953	15,006,669	9.73	20,797.76
Credit facilities and loans ex-securitization	20,509,859	17,846,694	14.92	25,903.95
Customer funds	17,694,597	15,540,445	13.86	22,348.28
Off-balance-sheet managed funds	8,983,204	7,157,542	25.51	11,345.79
EARNINGS				
Net interest income	411,195	388,447	5.86	519.34
Basic income	563,615	528,304	6.68	711.85
Total net ordinary revenue	593,109	548,122	8.21	749.10
Net operating income	292,481	242,703	20.51	369.40
Income before taxes	213,800	186,202	14.82	270.03
Net income attributed to the Group	133,042	110,329	20.59	168.03
RATIOS				
Nonperforming loans/ total risk exposure ex-securitization	0.28%	0.31%	-9.68	
Recorded allowance/nonperforming loans	612.22%	434.97%	40.75	
Efficiency ratio	49.13%	53.05%	-7.39	
ROE	16.75%	14.73%	13.71	
ROA	0.55%	0.50%	10.00	
Capital ratios	12.29%	11.66%	5.43	
Tier 1 capital	8.01%	8.04%	-0.37	
BANKINTER SHARES				
Number of shares	75,944,167	75,770,425	0.23	
Closing price	32.55	23.61	37.87	
EPS, Earnings per share (euros)	1.77	1.48	19.59	
DPS, Dividend per share (euros)	0.94	0.89	5.06	
BRANCHES AND CENTERS				
Number of branches	285	284	0.35	
Commercial management centers				
Company Business Units	39	39	-	
Small Businesses	27	6	-	
Number of Private Banking Management Centers	31	23	34.78	
Corporate Partnerships	443	424	4.48	
Number of agents	990	1,003	-1.30	
Telephone banking and Internet	3	3	-	
HEADCOUNT				
Number of employees (full-time equivalent)	3,111	3,010	3.36	

(1) 1Euro = 1.263 US $

2.Introduction

In 2003 the Bankinter Group's net attributed income rose by 20.59%, consolidating the favorable trend shown by the interim earnings for the year. This increase was underpinned by the sound performance of customer business, which grew by 14.46%; the increase in ROE to 16.75%; the improved efficiency ratio (49.13%); and an excellent nonperforming loans ratio (0.28%).

2003 was marked by the economic recovery of the United States, with growth of around 3%; the strengthening of the euro against all currencies, in particular the U.S. dollar; low interest rates, which stood at 2% in Europe and 1% in the United States; and, lastly, the upward trend of the international stock markets following three years of uninterrupted falls, as shown by the increase in the Ibex35 of more than 28%. Against this favorable backdrop, Bankinter's share price rose by 37.87%.

Bankinter's value proposal is based on quality of service, innovative financial products and services and a highly robust technological architecture enabling it to provide a multichannel offering fully integrated in the Bank's operations. The result of this proposal is the growth in income from customer business, the core banking activity, the most notable increase being the 34.95% rise in Individual Banking.

Also noteworthy in 2003 was the major boost given to the SME segment, which involved the opening of 21 new branches located mainly in industrial parks. Bankinter also continued to open Management and Financial Advisory Centers specializing in Private Banking business, of which there are now 31.

Earnings per share were €1.77, up 19.59% on the previous year.

Margins and earnings

Bankinter's income statement for the year ended December 31, 2003, showed growth in the main business margins: 5.86% in net interest revenue; 6.68% in basic margin; 8.21% in net ordinary revenue and 20.51% in net operating income.

On- and off-balance-sheet customer funds amounted to €26,678 million at 2003 year-end, up 17.53% on 2002. Noteworthy in this connection are mutual funds and pension funds, which rose by 27.60% and 32.31%, respectively. The Bank's credit facilities and loans of €16,467 million showed year-on-year growth of 14.92% (excluding the effect of the mortgage securitizations performed since the last quarter of 2001).

Fees once again performed well in 2003 (up 8.98%). Bankinter continues to make a significant effort to contain administrative expenses, which remained virtually unchanged in 2003 (+0.20%).

Nonperforming loans amounted to €64.66 million, equivalent to 0.28% of the Bank's computable risk assets, a substantial improvement with respect to the previous quarter. Similarly, the ratio of the recorded allowance to nonperforming loans was 612.22%, and both ratios were among the best of all European banks. Bankinter continues to enjoy excellent creditworthiness thanks to its in-house risk analysis, approval and automatic management systems, portfolio diversification, high loan loss provisions and scant exposure to country-risk.

On January 3, Bankinter paid the third 2003 interim dividend of €0.247812 per share, an increase of 7% with respect to the corresponding interim dividend paid in the preceding year.



3.Quality of service



ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

By segments


Corporate Banking
Private Banking
Individuals
Small Bussines
80
79
78
77
76
75
Dec 02
Mar
Jun
Sep
Dec 03

By distribution channel


Internet Office
Telephone Branch
Branch Network
Agent Network
Virtual Banking
81
79
77
75
73
Dec 02
Mar
Jun
Sep
Dec 03

4.Customer activity

Bankinter deems customer business to be the mainstay of banking activity, and bases it on a multichannel strategy. This strategy aims to provide customers with a range of channels for dealings with the Bank so that they can use the one that is most convenient and attractive at any given time.

An essential part of this multichannel strategy is high service quality in each form of customer interaction with the Bank. Indicative of its success among customers is the fact that overall customer satisfaction is clearly above the market average and that 70% of customers use more than one channel to link up to the Bank.

In 2003 over 668 million transactions were performed by customers, up 22.03% on the figure for 2002. Internet has strengthened its position as the leading relationship channel, accounting for 47.52% of all transactions; it is followed by branches (35.01%) and telephone banking (9.15%).

Cross-selling recovered in the last quarter to 5.59 products per customer; the abandonment rate was 7.86%, down 1.68 percentage points on the figure for December 2002.



Evolution of transactions by channel (%)


100
75
50
25
0
Percentage of transactions
48%
52%
35%
1998
1999
2000
2001
2002
2003
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

Use of channels


37%
33%
30%
1 Channel
2 Channels
3 Channels

Products by customer


5.8
5.7
5.6
5.5
5.73
5.59
Number of products
Dec 02
Mar
Jun
Sep
Dec 03

Abandonment rate


10
9
8
7
6
9.54
7.86
% Annual rate
Dec 02
Mar
Jun
Sep
Dec 03



5.Balance sheet

Thousands of €	12/31/2003	12/31/2002	Variation Amount	%
Cash on hand and on deposit at central banks	164,900	380,444	-215,544	-56.66
Government debt securities	3,957,138	2,568,712	1,388,426	54.05
Due from banks	2,140,336	2,487,862	-347,526	-13.97
Credit facilities and loans (1)	16,466,953	15,006,669	1,460,284	9.73
Fixed-income securities	39,062	1,235,953	-1,196,891	-96.84
Equity securities	188,715	150,447	38,268	25.44
Premises and equipment and intangibles	138,011	155,388	-17,377	-11.18
Treasury stock	11,965	15,116	-3,151	-20.85
Other assets	666,551	496,745	169,806	34.18
Accrual accounts	125,067	124,561	506	0.41
Losses at consolidated companies	31,092	31,410	-318	-1.01
Assets	**23,929,790**	**22,653,307**	**1,276,483**	**5.63**
Due to banks	3,477,344	4,771,754	-1,294,410	-27.13
Customer deposits	12,787,021	12,257,660	529,361	4.32
Marketable debt securities	4,907,576	3,282,785	1,624,791	49.49
Other liabilities	674,248	469,447	204,801	43.63
Accrual accounts	207,586	251,459	-43,873	-17.45
General risk allowance and other	287,339	234,155	53,184	22.71
Consolidated income	148,782	124,599	24,183	19.41
Subordinated liabilities	297,767	197,767	100,000	50.56
Minority interests	269,519	269,519	-	-
Paid-in capital	113,916	113,656	260	0.23
Reserves	690,503	617,929	72,574	11.74
Reserves at consolidated companies	68,189	62,577	5,612	8.97
Liabilities and shareholders´ equity	**23,929,790**	**22,653,307**	**1,276,483**	**5.63**
(1) Credit facilities and loans ex-securitization	20,509,859	17,846,694	2,663,165	14.92



6.Customer funds and lending

Thousands of €			Variation	
	12/31/2003	12/31/2002	Amount	%
CUSTOMER FUNDS				
Customer deposits	12,787,021	12,257,660	529,361	4.32
Government entities	327,239	386,815	-59,576	-15.40
Residents	12,099,293	11,454,668	644,625	5.63
Demand deposits	5,341,371	4,631,684	709,687	15.32
Savings deposits	110,290	111,004	-714	-0.64
Time deposits	2,222,693	3,048,509	-825,816	-27.09
Securities sold under repurchase agreement	4,424,939	3,663,471	761,468	20.79
Nonresidents	360,489	416,177	-55,688	-13.38
Marketable debt securities	4,907,576	3,282,785	1,624,791	49.49
Total	**17,694,597**	**15,540,445**	**2,154,152**	**13.86**
Off-balance-sheet managed funds	**8,983,204**	**7,157,542**	**1,825,663**	**25.51**
of wich:				
Mutual funds	6,864,955	5,380,001	1,484,954	27.60
Pension funds	586,966	443,630	143,337	32.31
CREDIT FACILITIES AND LOANS				
Loans to government entities	20,920	4,190	16,730	399.28
Loans to resident borrowers	16,362,382	14,794,971	1,567,411	10.59
Commercial bills	1,059,757	985,601	74,156	7.52
Secured loans	11,394,023	10,021,912	1,372,111	13.69
Lease receivables	574,000	565,037	8,963	1.59
Other loans	3,334,602	3,222,421	112,181	3.48
Nonresident borrowers	368,049	384,338	-16,289	-4.24
Nonperforming loans	61,948	61,812	136	0.22
Subtotal	**16,813,299**	**15,245,311**	**1,567,988**	**10.29**
Loan loss allowance (excluding off-balance-sheet risks)	346,346	238,642	107,704	45.13
Total	**16,466,953**	**15,006,669**	**1,460,284**	**9.73**
Total ex-securitization	**20,509,859**	**17,846,694**	**2,663,165**	**14.92**



7.Analysis of credit risk

Thousands of €	12/31/2003	12/31/2002	Variation Amount	%
Risk exposure ex-securitization	23,025,631	20,378,542	2,647,089	12.99
Total nonperforming balances	64,664	63,172	1,492	2.36
Total allowances	395,883	274,779	121,104	44.07
Mandatory allowances	395,883	272,779	123,104	45.13
Specific	35,441	32,778	2,663	8.12
General	170,282	141,838	28,444	20.05
Statistic	190,160	98,163	91,997	93.72
Nonperforming loans/total risk exposure ex-securitization (%)	0.28	0.31	-0.03	-9.68
Nonperforming loans/total risk exposure (%)	0.35	0.35	0.00	0.59
Nonperforming mortgage loans ratio ex-securitization (%)	0.16	0.19	-0.04	-18.85
Recorded allowance/nonperforming loans (%)	612.22	434.97	177.25	40.75
Recorded allowance/unsecured nonperforming loans (%)	520.73	388.23	132.50	34.13

Variations in nonperforming loans

Thousands of €	12/31/2003	12/31/2002	Variation Amount	%
Opening balance (January 1)	63,172	54,811	8,361	15.25
=+ Additions	124,957	125,807	-850	-0.68
=- Recoveries	110,671	106,912	3,759	3.52
=- Write-offs	12,794	10,534	2,260	21.45
Ending balance (December 31)	64,664	63,172	1,492	2.36
Balance of foreclosed assets	9,165	10,386	-1,221	-11.76

Nonperforming loans and allowances



400
350
300
250
200
150
100
50
0
Millions of euros
395.88
274.78
64.66
63.17
Dec 02
Mar
Jun
Sep
Dec 03
Nonperforming loans
Allowances

Variation in record allowance/nonperforming loans



640
610
580
550
520
490
460
430
%
612.22
434.97
Dec 02
Mar
Jun
Sep
Dec 03

8.Comparative income statements

Thousands of €	2003		2002		Variation	
	Amount	% of ATA	Amount	% of ATA	Amount	%
Average total assets (ATA)	**24,305,485**	**100**	**22,088,091**	**100**	**2,217,394**	**10.04**
Interest and similar revenues	886,273	3.65	983,326	4.45	-97,053	-9.87
of which: fixed-income securities	165,359	0.68	108,749	0.49	56,610	52.06
- Interest and similar expenses	484,565	1.99	595,525	2.70	-110,960	-18.63
+ Equities portfolio revenues	9,487	0.04	646	0.00	8,841	1,368.58
= Net interest income	**411,195**	**1.69**	**388,447**	**1.76**	**22,748**	**5.86**
+ Fees and commissions, net	152,420	0.63	139,857	0.63	12,563	8.98
= Basic income	**563,615**	**2.32**	**528,304**	**2.39**	**35,311**	**6.68**
+ Revenue from financial transactions	29,494	0.12	19,818	0.09	9,676	48.82
= Total net ordinary revenue	**593,109**	**2.44**	**548,122**	**2.48**	**44,987**	**8.21**
- General administrative expenses	291,378	1.20	290,791	1.32	587	0.20
a) Personnel expenses	159,906	0.66	166,888	0.76	-6,982	-4.18
b) Other administrative expenses	131,472	0.54	123,903	0.56	7,569	6.11
- Depreciation and write-down of tangible and intangible assets	16,961	0.07	22,365	0.10	-5,404	-24.16
+ Other operating items	7,711	0.03	7,737	0.04	-26	-0.34
= Net operating income	**292,481**	**1.20**	**242,703**	**1.10**	**49,778**	**20.51**
+/- Gains (losses) on companies carried by the equity method	24,739	0.10	18,615	0.08	6,124	32.90
- Amortization of goodwill in consolidation	2,628	0.01	2,640	0.01	-12	-0.45
+ Gains (losses) on Group transactions	64,216	0.26	-1,917	-0.01	66,133	3,449.82
- Write-offs and provisions for loan losses	131,476	0.54	66,263	0.30	65,213	98.42
of which: Statistical loan loss allowance	91,997	0.38	45,359	0.21	46,638	102.82
- Write-down of long-term financial investments	-251	0.00	1,853	0.01	-2,104	-113.55
+/- Extraordinary income	-33,783	-0.14	-2,443	-0.01	-31,340	-1,282.85
= Income before taxes	**213,800**	**0.88**	**186,202**	**0.84**	**27,598**	**14.82**
- Corporate income tax	65,018	0.27	61,603	0.28	3,415	5.54
= Net consolidated income	**148,782**	**0.61**	**124,599**	**0.56**	**24,183**	**19.41**
- Income (loss) attributed to minority	15,740	0.06	14,270	0.06	1,470	10.30
= Income (loss) attributed to the Group	**133,042**	**0.55**	**110,329**	**0.50**	**22,713**	**20.59**



Income attributed to the Group


40
35
30
25
Millions of euros
29.09
34.49
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003

9.Quarterly statements of income

Thousands of €	2003 4th Q	Variation 4Q03/4Q02	Variation 4Q03/3Q03	2003 3rd Q	2003 2nd Q	2003 1st Q	2002 4th Q
Interest and similar revenues	208,099	-17.36%	-3.99%	216,736	228,217	233,221	251,821
of which: fixed-income securities	38,075	29.81%	-5.35%	40,227	43,609	43,448	29,332
- Interest and similar expenses	111,295	-27.28%	-2.37%	113,993	125,586	133,691	153,039
+ Equities portfolio revenues	735	3,575.00%	-42.89%	1,287	6,297	1,168	20
= Net interest income	**97,539**	**-1.28%**	**-6.24%**	**104,030**	**108,928**	**100,698**	**98,802**
+ Fees and commissions, net	41,589	10.44%	7.06%	38,847	37,789	34,195	37,657
= Basic income	**139,128**	**1.96%**	**-2.62%**	**142,877**	**146,717**	**134,893**	**136,459**
+ Revenue from financial transactions	13,007	1,731.97%	53.64%	8,466	5,224	2,797	710
= Total net ordinary revenue	**152,135**	**10.91%**	**0.52%**	**151,343**	**151,941**	**137,690**	**137,169**
- General administrative expenses	82,346	-3.99%	12.20%	73,390	72,779	62,863	85,770
a) Personnel expenses	42,297	-15.30%	3.77%	40,759	39,825	37,025	49,940
b) Other administrative expenses	40,049	11.78%	22.73%	32,631	32,954	25,838	35,830
- Depreciation and write-down of tangible and intangible assets	3,900	-28.78%	-2.13%	3,985	4,316	4,760	5,476
+ Other operating items	3,304	8.26%	153.57%	1,303	1,515	1,589	3,052
= Net operating income	**69,193**	**41.28%**	**-8.07%**	**75,271**	**76,361**	**71,656**	**48,975**
+/- Gains (losses) on companies carried by the equity method	10,052	143.92%	36.63%	7,357	1,914	5,416	4,121
- Amortization of goodwill in consolidation	374	-43.25%	-45.95%	692	903	659	659
+ Gains (losses) on Group transactions	600	167.64%	-98.98%	58,860	4,369	387	-887
- Write-offs and provisions for loan losses	13,200	-25.97%	-82.79%	76,699	23,986	17,591	17,831
of which: Statistical loan loss allowance	1,967	-82.48%	-97.06%	67,002	11,425	11,603	11,228
- Write-down of long-term financial investments	-4	-100.78%	100.00%	-2	-530	285	515
+/- Extraordinary income	-7,081	-147.06%	46.91%	-13,337	-9,945	-3,420	15,047
= Income before taxes	**59,194**	**22.68%**	**16.61%**	**50,762**	**48,340**	**55,504**	**48,251**
- Corporate income tax	20,651	28.99%	94.00%	10,645	15,550	18,172	16,010
= Net consolidated income	**38,543**	**19.55%**	**-3.92%**	**40,117**	**32,790**	**37,332**	**32,241**
- Income (loss) attributed to minority	4,054	28.49%	5.63%	3,838	3,967	3,881	3,155
= Income (loss) attributed to the Group	**34,489**	**18.58%**	**-4.93%**	**36,279**	**28,823**	**33,451**	**29,086**

Basic income


150
140
130
120
136.46
139.13
Millions of euros
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003

Net operating income


85
75
65
55
45
69.19
48.98
Millions of euros
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003

10.Fees

Thousands of €	12/31/2003	12/31/2002	Variation Amount	Variation %
FEES PAID				
Fees ceded to other entities and corresp.	16,020	22,324	-6,304	-28.24
Fees ceded to agents, virtual banking	29,755	29,201	554	1.90
Total fees paid	**45,775**	**51,525**	**-5,750**	**-11.16**
FEES RECEIVED				
Guarantees and L/C	13,810	13,306	504	3.79
Foreign exchange	7,969	7,929	40	0.50
Collections and payments	58,183	55,337	2,846	5.14
Trade notes and drafts	13,646	15,154	-1,508	-9.95
Demand deposits	7,143	4,517	2,626	58.14
Credit and debit cards	30,826	29,158	1,668	5.72
Checks	2,039	1,751	288	16.45
Payment orders	4,529	4,757	-228	-4.79
Securities services	28,711	26,403	2,308	8.74
Securities underwriting and placement	919	890	29	3.26
Securities purchases and sales	12,320	11,379	941	8.27
Administration and custody	15,472	14,134	1,338	9.47
Marketing of nonbank financial products	58,213	59,787	-1,574	-2.63
Of which: mutual fund mgt. fees	52,266	54,009	-1,743	-3.23
Other fees	31,309	28,620	2,689	9.40
Total fees received	**198,195**	**191,382**	**6,813**	**3.56**
FEES & COMMISSIONS, NET	**152,420**	**139,857**	**12,563**	**8.98**



11.Yields and costs

data in %	As 31 of december 2003 weighting	rate	2002 weighting	rate
ASSETS				
Cash on hand and on deposit at central banks	1.24	1.68	1.30	2.17
Government debt securities	14.84	3.73	7.56	4.86
Due from banks	9.65	4.12	13.49	5.25
Credit facilities and loans	65.58	3.88	69.51	4.64
Fixed-income securities	4.30	2.94	3.08	4.05
Equity securities	0.84	4.63	0.76	0.38
Average earning assets	**96.45**	**3.82**	**95.72**	**4.65**
Other assets	3.55		4.28	
Average total assets a)	***100.00***	**3.69**	***100.00***	**4.45**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Due to banks	19.46	3.32	16.06	4.65
Customer deposits	53.39	1.70	60.78	2.49
Deposits	39.09	1.47	43.97	2.17
Securities sold under repurchase agreement	14.30	2.33	16.80	3.34
Marketable debt securities	16.13	2.40	11.82	3.20
Subordinated liabilities	0.97	5.21	0.88	6.54
Average interest-bearing funds	**89.95**	**2.22**	**89.54**	**3.01**
Other liabilities	10.05		10.46	
Average total funds b)	**100.00**	**1.99**	**100.00**	**2.70**
Net interest margin a-b		**1.69**		**1.76**
Customer spread		**2.02**		**2.03**



12.Quarterly yields and costs

data in %	4Q02		1Q03		2Q03		3Q03		4Q03	
	weighting	rate	weighting	rate	weighting	rate	weighting	rate	weighting	rate
ASSETS										
Cash on hand and on deposit at central banks	1.22	2.26	1.23	1.98	1.23	1.80	1.23	1.51	1.25	1.46
Government debt securities	8.11	4.80	14.44	4.05	14.67	3.82	13.52	3.83	16.18	3.46
Due from banks	14.26	5.94	9.42	4.96	7.45	5.06	9.20	3.87	12.10	3.30
Credit facilities and loans	67.79	4.50	65.06	4.35	66.70	4.06	67.10	3.59	64.10	3.58
Fixed-income securities	3.14	4.10	5.50	3.18	5.51	3.17	4.46	2.60	1.93	2.52
Equity securities	0.67	0.05	0.67	3.03	0.86	12.38	1.00	2.02	0.81	1.45
Average earning assets	**95.19**	**4.67**	**96.33**	**4.26**	**96.42**	**4.09**	**96.52**	**3.56**	**96.36**	**3.46**
Other assets	4.81		3.67		3.58		3.48		3.64	
Average total assets a)	**100.00**	**4.44**	**100.00**	**4.10**	**100.00**	**3.95**	**100.00**	**3.44**	**100.00**	**3.33**
LIABILITIES AND SHAREHOLDERS' EQUITY										
Due to banks	17.11	4.92	20.85	3.93	20.54	3.29	18.39	2.97	18.41	3.05
Customer deposits	58.00	2.33	54.15	1.96	54.50	1.88	52.61	1.51	52.12	1.51
Deposits	42.56	1.98	40.95	1.67	40.09	1.63	38.70	1.30	37.03	1.31
Securities sold under repurchase agreement	15.44	3.31	13.20	2.84	14.41	2.56	13.91	2.10	15.09	2.02
Marketable debt securities	13.13	3.35	14.57	2.82	14.62	2.51	18.19	2.23	17.35	2.14
Subordinated liabilities	0.83	7.91	0.85	5.75	0.84	5.70	0.99	5.13	1.20	4.59
Average interest-bearing funds	**89.06**	**3.03**	**90.43**	**2.59**	**90.50**	**2.34**	**90.17**	**1.99**	**89.08**	**1.99**
Other liabilities	10.94		9.57		9.50		9.83		10.92	
Average total funds b)	**100.00**	**2.70**	**100.00**	**2.34**	**100.00**	**2.11**	**100.00**	**1.80**	**100.00**	**1.78**
Net interest margin a-b		**1.74**		**1.76**		**1.83**		**1.64**		**1.56**
Customer spread		**1.98**		**2.21**		**2.05**		**1.89**		**1.91**

Evolution Customer spread



2.50
2.25
2.00
1.75
1.50
1.98
1.91
Annualize quarterly rate
Dec 02
Mar
Jun
Sep
Dec 03

Return on lending and Cost of customer funds



5
4
3
2
1
4.50
3.58
2.52
1.67
Annualize quarterly rate
Dec 02
Mar
Jun
Sep
Dec 03
Cost of customer funds
Return on lending

13.Contribution by business area

Thousands of €			Variation	
	12/31/2003	12/31/2002	Amount	%
Customer segments	165,094	144,242	20,852	14.46
PFS	11,486	11,005	481	4.37
Private Banking	21,581	20,490	1,091	5.32
Corporate Banking	34,392	36,118	-1,726	-4.78
Individuals	77,278	57,265	20,013	34.95
Small Businesses	20,357	19,364	993	5.13
Capital market	18,710	8,209	10,501	127.92
Other businesses	46,392	4,167	42,225	1,013.32
General-Purpose and Statistical allowances	-79,561	-37,107	-42,454	114.41
Corporate Center	-17,593	-9,182	-8,411	91.60
Income after taxes attributed to the Group	**133,042**	**110,329**	**22,713**	**20.59**
Pro memoria(before taxes):				
Statistical loan loss allowance	91,997	45,359	46,638	102.82
Mutual fund fees	63,688	63,982	-294	-0.46



14.Shareholders' equity and rating

Thousands of €

	12/31/2003	12/31/2002	Variation Amount	Variation %
Paid-in capital and reserves	902,143	804,860	97,283	12.09
Minority interests	269,519	269,519	-	-
Revaluation reserve	-22,225	-22,225	-	-
Treasury stock	-11,965	-15,116	3,151	-20.85
Intangible assets and others	-32,322	-12,117	-20,205	166.75
Tier 1	**1,105,150**	**1,024,921**	**80,229**	**7.83**
Revaluation reserve	22,225	22,225	-	-
General allowances	7,925	47,307	-39,382	-83.25
Subordinated debt financing	270,227	185,747	84,480	45.48
Recorded general loan loss allowance	290,445	205,679	84,766	41.21
Tier 2	**590,822**	**460,958**	**129,864**	**28.17**
Capital Base	**1,695,972**	**1,485,879**	**210,094**	**14.14**
Risk-weighted assets	13,803,997	12,742,299	1,061,698	8.33
Tier 1 (%)	8.01	8.04	-0.03	-0.37
Tier 2 (%)	4.28	3.62	0.66	18.31
Capital ratios (%)	12.29	11.66	0.63	5.43
Excess	591,653	466,495	125,158	26.83

Ratings

	Short Term	Long Term
Moody´s	P1	Aa3
Standard & Poor´s	A1	A



15.Creation of shareholder value



Period per share data (€)

Earnings per share	1.77
Dividend per share	0.94
Book value per share	12.04
Price at beginning of year	23.61
Low	21.62
High	33.25
Closing price	32.55
Appreciation in last quarter (%)	5.92
Appreciation in last 12 months (%)	37.87
Stock market ratios	
Price/Book value (times)	2.70
PER (price/earnings, times)	18.35
Dividend yield (%)	2.87
Number of shareholders	124,573
Number of shares	75,944,167
Number of shares held by nonresidents	25,243,916
Average daily trading (number of shares)	282,472
Average daily trading (thousands of euros)	9,004

Variations in earnings and dividend per share


Euros
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.39
0.46
0.22
0.24
Dec 02
Mar
Jun
Sep
Dec 03
EPS
DPS

Bankinter's market capitalization trend


Millions of euros
3,000
2,750
2,500
2,250
2,000
1,750
1,500
2,471.98
1,788.94
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003

16.People

	12/31/2003	12/31/2002	Variation	
			Amount	%
Number of employees (*)	3,111	3,010	101.00	3.36
Average length of service of employees (in years)	10.73	11.09	-0.36	-3.25
Average age (in years)	37.08	36.78	0.30	0.82
Men (%)	55.48	55.98	-0.50	-0.89
Woman (%)	44.52	44.02	0.50	1.14
Employees who telework (%)	86.40	79.40	7.00	8.82
Internal job rotation (%)	27.71	30.57	-2.86	-9.36
External turnover (%)	5.82	5.96	-0.14	-2.35
Employees with university degrees and postgraduate studies (%)	66.51	63.66	2.85	4.48

(*) Full-time equivalent



>> BANKINTER SOLIDARIDAD

In this quarter Bankinter launched the marketing of the "BANKINTER SOLIDARIDAD, FIM" securities mutual fund, the first initiative of its Social Action program.

The distinguishing feature of this fund (the first of its kind in Spain), which is committed to investing in short-term fixed-income assets, is that all the fees received will be devoted to Social Action projects such as the setting up of a center to facilitate access to information technologies of certain socially-excluded groups (mainly children and young people). This center will be located in a district in the outskirts of Seville and will be part of the "Red Conecta" network.

Red Conecta, spearheaded by Fundación Esplai (an organization analyzed by Fundación Lealtad in the Guide to Transparency and Good Practices of NGOs), is an initiative aimed at social welfare institutions and enables the most underprivileged social groups to gain access to information and communication technologies as a means of preventing and combating social exclusion. The Fundación, in association with local entities, currently runs 32 centers in various Spanish provinces.

>> FUNDACIÓN DE LA INNOVACIÓN

In order to promote technological culture and innovative attitudes, Bankinter has created the "FUNDACIÓN DE LA INNOVACIÓN", a project which aims to increase social awareness of technology and to further consolidate technological innovation as a cultural value and as a standard of business conduct.

The Foundation's main objective is to encourage the creation of business opportunities based on the emerging technologies, with a view to consolidating innovation in the Spanish business world. Thus, Bankinter has strengthened its commitment both to society and to the cornerstones of its strategy.

Therefore, the first project embarked upon by the Foundation was the creation of the "Future Trends Forum" (FTF): http://www.ftforum.org/. The aims pursued by this Forum, which comprises leading international scientists and intellectuals, are to detect (socioeconomic and technological) trends, to analyze the possible impacts thereof and to inform enterprises of the findings of this research work, with a view to influencing their attitude to technological innovation.

>> APPOINTMENTS

At its meeting on December 17, 2003, the Board of Directors of BANKINTER S.A. resolved unanimously to appoint the director Pedro Guerrero Guerrero as Deputy Chairman of the Board.

Pedro Guerrero is a government lawyer, a stock broker and a notary of Madrid (on extended leave of absence). He has been the Chairman of the Governing Company of the Madrid Stock Exchange and of Sociedad de Bolsas, S.A., and was a founding shareholder and Deputy Chairman of A.B. Asesores Bursátiles, S.A. and Chairman of A.B. Asesores Gestión and A.B. Asesores Red.

He joined the Bank's Board of Directors as an advisory director in 1990, and was appointed a full director in 2000. Since 2002 he has chaired BANKINTER S.A.'s Audit and Regulatory Compliance Committee and he is a member of the Board of Directors' Appointments and Compensation Committee and Business Committee.

The aforementioned Board of Directors' Meeting also unanimously resolved to appoint Juan Hernández Andrés, hitherto Deputy General Manager, as General Manager of the Bank; and to appoint Pablo de Diego, hitherto Assistant General Manager, as Deputy General Manager of the Bank.

>> AWARDS AND ACKNOWLEDGEMENTS

In November Bankinter won, jointly with Mapfre, the 2003 Inversión **"Good Corporate Governance and Ethical and Social Commitment"** Prize awarded for the first time by the financial magazine Inversión, in competition with over thirty Spanish companies. The aim of the prize was to reward the company whose efforts, practices and initiatives had done most to promote Good Corporate Governance and which had made the greatest commitment to ethical and social values.

An independent panel decided to reward Bankinter for its pioneering role in establishing significant measures for compliance with the Ethical Code for Corporate Boards of Directors and standards and initiatives for improving the transparency and security of financial markets and listed companies, in accordance with the latest directives and recommendations issued by the Spanish National Securities Market Commission.

For the second consecutive year, Bankinter was included in the **Value Reporting report** (prepared by PricewaterhouseCoopers) as one of the companies that best inform their shareholders, and was singled out as an international example of transparency. The report included 68 firms worldwide, 4 of which were Spanish.

Whereas last year the Report highlighted Bankinter's commitment to create value through its workforce, the distinguishing feature this year was the Bank's customer management model, which evidences its endeavor to offer quality and service. In this regard, PwC placed particular emphasis on the establishment by Bankinter of customer service quality indicators, on the comparative analyses of Bankinter's level of customer satisfaction and that of other Spanish banks, and on the fact that one of the Company's priorities is the identification and correction of errors in the shortest possible time.

Paseo de la Castellana, 29
28046 Madrid
Tel. 91 339 75 00
Fax. 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM

BANKINTER
www.ebankinter.com